Exhibit 99.2

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.

900 - 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is June 18, 2013

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: June 19, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces appointment of officers.

5.	Full Description of Material Change

The Company announces that effective immediately, Mr. R. Llee Chapman, President of the Company has been appointed Chief Executive Officer as well as a Director; Mr. Graham Dickson has been appointed Chief Operating Officer and remains Senior Vice President, Corporate Development; and Mr. Shaun Heinrichs remains as the Company’s Chief Financial Officer.

At the Company’s Jerritt Canyon operations in Elko, Nevada, Mr. Joseph Driscoll, with effect from today, has been appointed General Manager and Mr. Joseph Wheeldon was recently appointed as Mine Manager. Also as of today Mr. Kiedock Kim has been appointed Plant Manager and Mr. Chris Jones has been appointed Assistant Plant Manager.

Rounding out the team are the Officers of the Company as follows; Joanne C. Jobin, Vice President Investor Relations, Todd Johnson, Vice President Exploration, and Cameron Patterson, Vice President Finance.

On his appointment, as Chief Executive Officer, Mr. Chapman stated, “I look forward to continue delivering strong leadership to the Veris Gold Teams and further strengthening the developments and strides that we have already made at Jerritt Canyon to ensure that the Company and its operations remain viable and continue to add to shareholder value. We look forward to sharing positive news with our stakeholders in the near future.” He further added, “At Jerritt Canyon, we are building one of the strongest mining and operations teams in the industry. I am personally very excited be a part of a team that will be responsible for the continuing growth and development of the historic Jerritt Canyon operations and most importantly all Veris Teams look forward to delivering on our assurances to our shareholders.”

Francois Marland, Executive Chairman also commented, “The appointment of Mr. Chapman as CEO at Veris is a natural progression to our current corporate restructuring and we look forward to his continued leadership and continuing improvements at our operations in Elko, Nevada. Mr. Graham Dickson will assume the role of Chief Operating Officer while the Company undertakes a search to fulfill this role. Mr. Heinrichs will remain as Chief Financial Officer of the Company. Both Mr. Dickson and Mr. Heinrichs skill-sets are considered significant strengths in our newly reorganized team and we look forward to their valuable contributions in the future.”

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Shaun Heinrichs, CFO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 21st day of June, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO